

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Mr. B.F. Weatherly
Chief Financial Officer
Callon Petroleum Company
200 North Canal Street
Natchez, Mississippi 39120

      Re: Callon Petroleum Company
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 12, 2010
               File No. 001-14039

Dear Mr. Weatherly

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                               Sincerely,

                                               Karl Hiller
                                                 Branch Chief